FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2002

SBS Broadcasting SA
(Translation of registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No ____X____

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SBS Broadcasting S.A. ("SBS") is a Luxembourg Societe anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, BP 39, L-2010 Luxembourg, and the telephone number is +352 40 7878.

We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in television stations in Poland and Romania. We also own and operate radio stations in Denmark, Sweden, Finland and Greece, and own a radio station in The Netherlands. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

In 1999, we formed the SBS New Media division to expand our Internet-related activities. We have changed our strategy with respect to New Media operations and are currently taking a conservative approach to New Media opportunities, aiming to invest only in those which complement our television and radio operations and do not require significant development expenditures.

The primary source of our revenue is the sale of advertising time on our television and radio stations. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

In Norway, we own 51% of and operate TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 86% of the television households in Norway. We own and operate Kanal 5, a satellite-to-cable television station based in and transmitting from the United Kingdom that currently reaches approximately 58% of the television households in Sweden. We own and operate TvDanmark 1, a satellite-to-cable station based in and transmitting from the United Kingdom into Denmark, which was launched on January 3, 2000. We also own and operate TvDanmark 2, a network of nine local, over-the-air and must-carry (SMATV) television stations in Denmark. TvDanmark 1 and TvDanmark 2 currently reach approximately 59% and 72%, respectively, of the television households in Denmark.

In the European television markets outside Scandinavia, we own and operate VT4, a satellite-to-cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community of Belgium and reaches approximately 97% of the television households in the Flemish-speaking community. In The Netherlands, we own 70% of and operate SBS6 and NET5, national satellite-to-cable television channels that reach approximately 96% each of the television households in The Netherlands. On April 12, 2001 our Dutch operations acquired a 50% interest in TV 10, which holds a license, under which we operate V8, our third, and 70% owned national satellite-to-cable television station in The Netherlands, which currently reaches 96% of the television households in The Netherlands. In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate TV2, a national over-the-air station that currently reaches approximately 93% of the television households in Hungary.

In Romania, we own indirectly 40% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania, and in Poland, we own indirectly a 33% interest in TVN, a private television station that currently reaches approximately 85% of the Polish television households, including the ten largest urban areas.

We also own 100% of Broadcast Text International AB ("BTI"), one of Europe's largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, translation of documents, computer games, and multimedia presentations as well as localization of web pages.

Radio

We own significant interests in, and operate, 20 radio stations in Europe. In Denmark, we own 100% of Nordisk Radioreklame A/S through which we operate the CHR radio Kiss FM in Copenhagen, The Voice in Copenhagen, The Voice in Odense, Pop FM in Copenhagen, Pop FM in Odense and The Voice in Aarhus (95% owned). On December 12, 2001, we obtained a broadcasting license for Pop FM in Aarhus, which was launched on March 25, 2002. In Sweden, we own and operate Radio City in Stockholm, the operating entities of which are Radio City in Malmoe, Radio City in Gothenbourg and Radio 106.7 RockKlassiker and Radio Easy FM in Stockholm. In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90.3% owned) and Kiss FM, a semi national radio network covering 79% of the population in Finland. In Finland, we also operate the Iskelmä/Schalger radio network, which include five local radio stations. Additionally, in The Netherlands, we own 51% of Publimusic B.V. ("Publimusic"), which owns and operates Radio Noordzee FM, a Dutch national radio station, and in Greece we own and operate a 70% interest in LAMPSI FM ("Lampsi"), a radio station located in Athens.

SBS New Media

Since 1999, we have operated a new media division, SBS New Media, to expand our Internet-related activities, including interactive advertising, gaming, e-commerce, web access and multiple uses of entertainment content. During 2001, we reviewed SBS New Media's operations to focus on cash flow positive activities, disposed of several new media investments and scaled back the scope of SBS New Media's operations in view of market conditions. We continue to operate internet sites in conjunction with our television and radio channels, as well as several internet portals, and to own minority investments in several new media companies.

Recent Developments

Television

On May 31, 2002, we entered into a heads of agreement to sell our 33% equity stake in TVN Sp.z.o.o. ("TVN") to ITI Holdings S.A. ("ITI") for $150 million in cash and 666,666 of our common shares currently owned by ITI. TVN is a leading Polish television broadcaster in which we have been a minority shareholder since July 2000. The transactions are intended to be financed primarily from the proceeds of ITI's planned initial public offering of shares on the Warsaw Stock Exchange, which is currently expected to close in July 2002. The transactions are conditional upon the closing of ITI's initial public offering. The heads of agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call options. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI between approximately 10% and 23% of TVN (depending on the amount of cash initially paid by ITI to us), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements pro rata based upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN in July 2000. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

On May 14, 2002, we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for MTM-SBS Televizio Rt. ("TV2"), the television station which we own together with MTM Kommunikacios Rt. ("MTM"). As part of this transaction, we acquired, for $225,000 (€258,000), Concorde Media Beteilgungs GmbH's ownership interest in MTM Productions. In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $ 4,275,000 (€4,900,000) less a post-closing adjustment based on the level of net debt within MTM Productions at the closing date.

At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of $3,300,000 (€3,785,000) to Albene, with the ability to make a further payment of $5,000,000 (€5,735,000), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. We paid approximately $3.2 million of cash and issued 108,082 of our common shares in consideration for the 20% interest in ATV. On April 18, 2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totaling ATS 55,005,000 (€4,000,000) held by certain other ATV shareholders. On April 26, 2002, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there are currently no outstanding subordinated loans to ATV subject to our conversion right. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

Radio

Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully until the current licensing process, initiated by the Greek Ministry of Press and Mass Media (the "Greek Ministry"), was finalized. On March 14, 2001, Lampsi submitted an application for a radio license in accordance with the license tender procedures. On March 27, 2001, the Greek Ministry ordered Lampsi, as well as a number of other radio stations, to suspend their operations, effective immediately, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority in connection with the commencement of operation of the new Athens International Airport (the "Order"). We believe that Lampsi was in compliance in all material respects with relevant Greek radio laws and regulations; an injunction against the Order was sought in the Greek courts but was denied. We also filed a complaint with the European Commission. In the meantime, we submitted an application for a new license as part of a tender process organised by the relevant broadcasting authority, the National Radio and Television Council (the "NRTC"). On March 13, 2002, the Ministry of Press and Mass Media confirmed a recommendation by the NRTC to grant Lampsi a broadcasting license under the terms of the license tender process. Lampsi resumed on-air operations on March 19, 2002.

Financial Reporting and Accounting

We prepare our consolidated financial statements in accordance with US generally accepted accounting principles, and through December 31, 2001 we reported our results of operations in US dollars. From January 1, 2002 we prepare our financial statements in euros. Comparative prior period financial statements have been restated to reflect the change for comparison and reporting purposes.

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroners, Hungarian forints and euros, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars and other currencies. Balance sheet accounts are translated from foreign currencies into euros at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are reflected as a component of shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three months ended March 31, 2002 compared to the three months ended March 31, 2001, we divide our operations into three categories:

- "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8, (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2 (in Hungary), prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

- "Radio operations", which include: The Voice and Voice POP in Copenhagen, The Voice and Voice POP in Odense, and from October 1, 2001, The Voice in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg and Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

- "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-ventures in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

Results from TV3 in Switzerland, through to November 30, 2001, TVN in Poland, prima TV in Romania from July 1, 2001, ATV in Austria from November 1, 2001, and Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in loss of unconsolidated subsidiaries.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities, which are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended March 31,	
	2001	**2002**
Station operating expenses	83.2%	82.6%
Selling, general and administrative expenses	24.1%	21.0%
Corporate expenses	3.5%	2.4%
Non-cash compensation	0.3%	0.2%
Depreciation and amortization	7.7%	5.1%

Three months ended March 31, 2002 compared to three months ended March 31, 2001

Net Revenue

Net revenue increased €555,000, or 1%, from €106,466,000 for the three months ended March 31, 2001 to €107,021,000 for the three months ended March 31, 2002. The increase was primarily attributable to increased net revenues of €1,789,000, or 2%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased net revenues of €5,802,000, or 18%, from our Dutch Television operations, mainly due to revenues of €3,947,000 from V8, which was not owned by us in the three months ended March 31, 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €1,855,000, or 6%, mainly due to an increased television advertising market. TV2 in Hungary had increased euro-reported revenues of €982,000, mainly due to the strengthening of the Hungarian forint against the euro. Our Danish Television operations and Kanal 5 had decreased revenues of €2,614,000, or 22%, and €729,000, or 5%, respectively, due to a decrease in the Danish and Swedish television advertising markets. VT4 had decreased revenues of €1,876,000, or 14%, mainly due to decreased barter revenues, which decrease almost corresponded to the decrease in marketing expenses at VT4. TVNorge had marginally increased net revenues as compared to the same period last year.

Our Radio operations net revenues decreased €884,000, or 10%, mainly due to the absence of revenues at Lampsi, which was not broadcasting throughout most of the three months ended March 31, 2002, and decreased revenues in our Swedish and Finnish Radio operations, due to a decrease in the local advertising markets.

SBS New Media net revenues decreased €350,000, or 20%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

Station operating expenses decreased €156,000, from €88,556,000 for the three months ended March 31, 2001 to €88,400,000 for the three months ended March 31, 2002. Station operating expenses expressed as a percentage of net revenues was 83.2% and 82.6% for the three months ended March 31, 2001 and 2002, respectively.

Our Television operations had unchanged station operating expenses for the three months ended March 31, 2002, compared to the three months ended March 31, 2001, despite an increase in station operating expenses of €6,011,000 at V8, which was not owned by us in the three months ended March 31, 2001. This increase was offset by decreased programming expenses at our Danish Television operations and TVNorge of €2,468,000, or 27%, and €1,390,000, or 17%, respectively, and the absence in 2002 of operating expenses of €2,072,000 at prima TV, which was not consolidated in the three months ended March 31, 2002.

Our Radio operations had decreased station operating expenses of €218,000, or 6%, primarily due to general savings at our Swedish and Finnish Radio operations, and savings related to Lampsi, which was not broadcasting throughout most of the three months ended March 31, 2002.

SBS New Media had increased station operating expenses of €35,000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased €3,214,000, or 13%, from €25,640,000 for the three months ended March 31, 2001 to €22,426,000 for the three months ended March 31, 2002, primarily attributable to decreases of €2,585,000, or 12%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues was 24.1% and 21.0% for the three months ended March 31, 2001 and 2002, respectively.

The decrease in selling, general and administrative expenses at our Television operations was mainly due to decreased marketing expenses of €1,790,000 and €1,114,000 at VT4 and Kanal 5, respectively. The decrease was partially offset by selling, general and administrative expenses of €1,255,000 at V8, which was not owned by us in the three months ended March 31, 2001.

Our Radio operations had decreased selling, general and administrative expenses of €300,000, or 7%, primarily due to general savings at our Swedish and Finnish Radio operations, and savings related to Lampsi, which was not broadcasting throughout most of the three months ended March 31, 2002.

SBS New Media had decreased selling, general and administrative expenses of €329,000, mainly due to general savings at vt4.net.

Corporate Expenses

Corporate expenses decreased €1,178,000, or 31%, from €3,770,000 for the three months ended March 31, 2001 to €2,592,000 for the three months ended March 31, 2002, mainly as a consequence of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues was 3.5% and 2.4% for the three months ended March 31, 2001 and 2002, respectively.

Non-cash Compensation

Non-cash compensation decreased €161,000, or 44%, from €368,000 for the three months ended March 31, 2001 to €207,000 for the three months ended March 31, 2002, mainly due to the absence in 2002 of the compensation expense to our former Chief Operating Officer.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €2,711,000, or 33%, from €8,198,000 for the three months ended March 31, 2001 to €5,487,000 for the three months ended March 31, 2002, mainly attributable to the absence in 2002 of goodwill amortization of €1,639,000, as we have applied Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues was 7.7% and 5.1% for the three months ended March 31, 2001 and 2002, respectively.

Operating Loss

Operating loss decreased €7,975,000, or 40%, from €20,066,000 for the three months ended March 31, 2001 to €12,091,000 for the three months ended March 31, 2002, primarily attributable to decreased operating losses of €6,772,000 at our Television operations.

The decrease in our operating losses was achieved despite an operating loss in 2002 of €3,445,000 at V8, which was not owned by us in the three months ended March 31, 2001, and increased losses of €301,000 at Lampsi, which was not broadcasting throughout most of the three months ended March 31, 2002. Such losses were partly offset by the absence of losses in 2002 of €2,093,000 at prima TV, which was not consolidated in the three months ended March 31, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating loss decreased €9,628,000, or 53%, from €18,103,000 for the three months ended March 31, 2001 to €8,475,000 for the three months ended March 31, 2002.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €5,031,000, or 76%, from €6,579,000 for the three months ended March 31, 2001 to €1,548,000 for the three months ended March 31, 2002. The decrease was mainly attributable to the absence of net losses of €3,412,000 in 2002 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €2,336,000 related to our equity investments in TVN in Poland and Radio Noordzee.

Net Interest Expense

Net interest expense increased €3,211,000, or 91%, from €3,526,000 for the three months ended March 31, 2001, to €6,737,000 for the three months ended March 31, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes due 2008.

Foreign Exchange Gains (Losses), Net

Foreign exchange gains (losses), net, decreased €3,279,000, from a gain of €1,679,000 for the three months ended March 31, 2001 to a loss of €1,600,000 for the three months ended March 31, 2002, primarily attributable to a currency gain in 2001 on our €134 million secured bridge facility with DLJ

Capital Funding Inc., as opposed to a currency loss in 2002 on our $75 million 7% Convertible Notes due 2004.

Other Expenses, Net

Other expenses, net, decreased €315,000, or 90%, from €351,000 for the three months ended March 31, 2001 to €36,000 for the three months ended March 31, 2002.

Net Loss

As a result of the foregoing, our net loss decreased €6,498,000, or 25%, from €26,425,000 for the three months ended March 31, 2001 to €19,927,000 for the three months ended March 31, 2002.

Liquidity and Capital Resources

In November 1997, we sold an aggregate of $75,000,000 in principal amount of 7% Convertible Subordinated Notes Due 2004, (the "1997 Notes"). Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into common shares at a conversion price of $29.13 per share. After December 5, 2000, the 1997 Notes are redeemable, in whole or in part at our option, including accrued and unpaid interest to the date of redemption and a redemption premium.

Effective August 1, 1999, we acquired 51% of Publimusic, a Dutch corporation, which owns and operates Radio Noordzee FM, a national Dutch radio station. The interest was acquired from Strengholt B.V. Consideration for the 51% interest consisted of $2,000,000 in cash that was paid upon the signing of the agreement and a commitment to provide $5,000,000 of television advertising time to Radio Noordzee over a three-year period. A further $500,000 in cash was paid in 2001 based on the operating performance of the station during 2000. On June 1, 2001, we established a wholly-owned Dutch company, SBS Radio B.V., to hold our 51% interest in Publimusic. On September 7, 2001, we sold a 30% interest in that company to De Telegraaf, which is also the owner of 30% of our television operations in the Netherlands, for $1,400,000, equivalent to 30% of our net investment in the station.

On February 18, 2000, we entered into a term sheet with CME, which set out the principal terms and conditions agreed to in connection with a contemplated transaction between CME and us in Hungary, Poland and Slovenia. On February 21, 2000, we acquired all of CME's broadcasting assts, including programming inventories, real estate, and related tangible and intangible assets in Hungary for a total consideration of approximately $16,900,000. We simultaneously agreed to sell 50% of these Hungarian assets to CLT-UFA for $9,000,000, payable over three years. In October 2000, we sold all of our interests in Kanal A in Slovenia to CME for $12,500,000. On February 21, 2000, we further agreed with CME that we would have a call option to acquire all of CME's rights to $40,000,000 in aggregate principal amount of convertible notes of ITI Holdings for $37,300,000 and that CME would have a put option to require us to purchase the ITI notes for $25,000,000. On June 29, 2000, we exercised our option to acquire the ITI notes.

Effective March 1, 2000, we acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was GRD 2.3 billion (€6,750,000), of which 60% was paid at closing and the remaining 40% was paid in April 2002.

On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance, for $6,000,000 of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Substantially all of the $6,000,000 investment in RBC have been and will be used to fund the estimated operating requirements of prima TV for 2001 and 2002. SBS and RID jointly control RBC, and as a result, we no longer consolidate the operations of prima TV. For three calendar years after the third anniversary of closing the transaction, we have a call option to increase our RBC ownership to 75% and RID has a put option to cause us to increase our RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

On July 26, 2000, we acquired from ITI a 33% interest in TVN, Poland's second largest private television station, in exchange for consideration consisting of 666,666 of our common shares, the surrender to ITI of the notes we acquired from CME and $91,600,000 in cash. In connection with this agreement we currently indemnify ITI against our pro rata share of any payments made by ITI or one of its affiliates pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At March 31, 2002, our maximum exposure in connection with such indemnity was approximately $36,000,000. On May 31, 2002, we entered into a heads of agreement to sell our 33% equity stake in TVN Sp.z.o.o., a leading Polish television broadcaster ("TVN"), to International Trading and Investment Holdings S.A. ("ITI") for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and are intended to be financed primarily from, the proceeds of ITI's planned initial public offering of shares on the Warsaw Stock Exchange, which is currently expected to close in July 2002. The heads of agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call option. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI between approximately 10% and 23% of TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN in July 2000. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

On September 7, 2000, we entered into a €150,000,000 secured loan facility agreement with DLJ Capital Funding, Inc. Amounts drawn under such facility were primarily used to finance the TVN acquisition and for general corporate purposes. On March 2, 2001, this facility was converted to a €134,000,000 secured loan facility with a final maturity date of June 30, 2001. On June 14, 2001, we issued an aggregate principal amount of €135,000,000 of 12% Senior Notes due June 15, 2008 and repaid in full the amount outstanding under the secured loan facility.

On April 12, 2001, our Dutch operations acquired in consideration of 866,013 SBS common shares, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. In connection with this transaction our Dutch operations received a loan of $4,350,000 from De Telegraaf. Fox Kids Europe Channels B.V. ("Fox Kids"), owns the other 50%. Under the license held by TV 10 B.V., we operate V8, a 70% owned national satellite-to-cable television station.

On September 25, 2001, TV2 executed amendments to its loan agreements (the "EBRD Loan") with the European Bank for Reconstruction and Development, Kereskedelmi es Hitelbank Rt. And Orszagos Takarekpenztar es Kereskedelmi Bank Rt. (collectively, the "Hungarian Lenders"). Pursuant to these amendments, TV2 repaid $13,600,000 of the facilities, financed in part through a €12,000,000 loan to TV2 from SBS. €10,500,000 remains outstanding under the amended EBRD Loan. In order to comply with the indenture relating to our 12% Senior Notes due 2008, the amended EBRD Loan does not include restrictions on the ability of TV2 to pay dividends to us or make payments to us via management contracts or loans to shareholders. In addition, the Hungarian Lenders agreed that the shareholder loans owed by TV2 to us need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which we had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, SBS has executed guarantees of TV2's obligations to the Hungarian Lenders under the amended EBRD Loan. TV2 has executed an agreement to indemnify us for any amounts paid by SBS under these guarantees. The EBRD Loan is repayable in escalating semi annual installments commencing in June 2000 and has a final maturity in December 2005. Interest is payable semi annually at a floating rate of LIBOR plus 3.5%.

On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, form certain of ATV's existing shareholders. We paid approximately €3,430,000 of cash and issued 108,082 of our common shares in consideration for the 20% interest in ATV. This consideration included the Company's share of ATV's funding requirements for 2001. On April 18, 2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totaling ATS 55,005,000 (€4,000,000) held by certain other ATV shareholders. On April 26, 2002, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there are currently no outstanding subordinated loans to ATV subject to our conversion right. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

Cash used in operations was €10,184,000 for the three months ended March 31, 2002 compared to cash used in operations of €20,633,000 for the three months ended March 31, 2001. The decrease in cash used in operations was primarily due to reduced operating losses and a reduction in net operating assets in the three months ended March 31, 2002 as compared to the three months ended March 31, 2001.

At March 31, 2002, we had cash and short-term cash investments of €55,660,000. Our portfolio of investments in equity securities had unrecognized losses of €60,000 at March 31, 2002, which under Statement of Financial Accounting Standards No. 115 have been recorded as a charge against other comprehensive income. We had working capital of €88,085,000 at March 31, 2002.

We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution thereof, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available therefore, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

We believe that our current cash balances together with available credit should be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future. Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Station Operating Cash Flow

"Station operating cash flow" is operating loss plus corporate expenses, non-cash compensation, depreciation and amortization. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under generally accepted accounting principles.

The following table reconciles operating loss to station operating cash flow:

	Three Months Ended March 31, (in thousands of euros)	
	2001	**2002**
Operating loss	€ (20,066)	€ (12,091)
Add: Corporate expenses	3,770	2,592
Non-cash compensation	368	207
Depreciation and amortization	8,198	5,487
Station operating cash flow	€ (7,730)	€ (3,805)
Comparative same station operating cash flow(1)	€ (6,124)	€ (341)

1 Comparative same station operating cash flow exclude the results from (i) V8, which was not owned in the three months ended March 31, 2001, (ii) prima TV, which was not consolidated in the three months ended March 31, 2002, and (iii) Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Station operating cash flow for the three months ended March 31, 2002 as compared to the three months ended March 31, 2001 is as follows:

	Three Months Ended March 31, (in thousands of euros)	
	2001	**2002**
Television operations	€(9,382)	€(5,035)
Radio operations	551	185
New Media	1,101	1,045
	€(7,730)	€(3,805)
Comparative same station operating cash flow for our Television operations(1)	€(7,632)	€(1,716)
Comparative same station operating cash flow for our Radio operations(2)	€ 407	€ 330

1 Comparative same station operating cash flow exclude results from (i) V8, which was not owned in the three months ended March 31, 2001, and (ii) prima TV, which was not consolidated in the three months ended March 31, 2002.

2 Comparative same station operating cash flow exclude results from Lampsi, which was not broadcasting in the three months ended March 31, 2001.

Station operating cash flow for the three months ended March 31, 2002, was a loss of €3,805,000 as compared to a loss of €7,730,000 for the three months ended March 31, 2001. The improvement was primarily attributable to improved station operating cash flow at our Dutch Television operations (excluding V8), and Kanal 5, of €2,735,000 and €1,049,000, respectively, and decreased losses at TVNorge and our Danish Television operations of €1,745,000 and €1,440,000, respectively. Such improvements were partly offset by a station operating cash flow loss of €3,319,000 at V8, which was not owned by us in 2001, and increased losses of €1,794,000 at TV2 in Hungary.

Disclosure required by the Indenture

	Three months ended March 31, 2002	Last twelve months ended March 31, 2002
Restricted Group adjusted EBITDA (1) (2)	€ 389	€ 44,074
Unrestricted Group adjusted EBITDA (1) (2)	(6,786)	(18,047)
Consolidated adjusted EBITDA (1)	€ (6,397)	€ 26,027

1. Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and as noted above we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly entitled measures of other companies.

2. Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations is based on the Company's consolidated financial statements prepared in accordance with U.S generally accepted accounting principles. The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect its financial position and results of operations.

The Company's critical accounting policy with respect to revenue recognition is its determination as to the collectibility of account receivable from advertisers. The nature of the business does not lend itself to a concentration of receivables from individual customers. Experience has been that customer defaults are in line with the Company's accrual of bad debt expense and that the allowance for doubtful accounts has been adequate to cover the likely exposure to such defaults.

The Company's accounting for its program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically to determine whether a write-down is required. The Company has generally not experienced significant write-downs on its program rights. Program right amortization rates are estimated in accordance with FAS 63.

The Company's critical accounting for the impairment of buildings, improvements, technical and other equipment, goodwill and intangible assets is assessing the recoverability by making assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions materially change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At March 31, 2002, the Company had €34.8 million in net buildings, improvements, technical and other equipment, and €101.3 million in goodwill and intangible assets, primarily broadcasting licenses.

Trends Information

The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted.

Non-cash revenues arising from advertising campaigns placed at our television and radio stations by e-ventures in which we have equity stakes, will decrease significantly in 2002 and onwards. Accordingly, we cannot give any assurance that our New Media division will be profitable in the future.

Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. Currently, inflation in our markets ranges from approximately 2-4% in Western Europe to approximately 8% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business. Future inflationary trends cannot be predicted.

Exchange Rates

The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint), Poland (Polish zloty) and for the US dollar at the dates and for the periods indicated. Unless otherwise indicated, the exchange rates presented below are based on the Noon Buying Rate for such currency, and the average rates presented below were determined by averaging the daily Noon Buying Rates of the respective currencies during the periods indicated.

	Three months ended March 31,	
	2001	2002
Norwegian kroner equivalent of €1.00		
- end of period	8.0570	7.7120
- average during period	8.2000	7.8321
Swedish kroner equivalent of €1.00		
- end of period	9.1545	9.0290
- average during period	9.0000	9.1587
Danish kroner equivalent of €1.00		
- end of period	7.4629	7.4332
- average during period	7.4600	7.4317
Hungarian forints equivalent to €1.00 (1)		
- end of period	266.7000	243.5000
- average during period	265.7100	243.9133
US dollar equivalent to €1.00		
- end of period	0.8836	0.8717
- average during period	0.9230	0.8768

(1) Officially quoted end and average rates as determined by the national bank of Hungary.

Forward Looking Statements

This report on Form 6-K contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbors created thereby. These forward looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward looking terminology such as "may", "will", "expect", "should", "intend", "anticipate", "estimate", "assumes" or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, (ii) our plans concerning our SBS New Media division, (iii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the foreseeable future, (iv) our statement that ITI plans an initial public offering of its shares on the Warsaw Stock Exchange, which is currently expected to close in July 2002, and (v) our statement that the transactions between us and ITI are expected to close in July 2002.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following: (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) further impact of the adoption of the euro, (viii) our ability to expand into the Internet business, (ix) our ability to expand our penetration in our current markets and to enter new markets, (x) the availability of attractive opportunities to expand our broadcast operations, (xi) general economic conditions, (xii) the effects of changes in rates of advertising spending growth, and (xiii) our success at managing the risks that arise from these and other uncertainties. Results actually achieved may differ materially from the expected results contemplated by these statements.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of euro)

	December 31, 2001	March 31, 2002
ASSETS		
Current assets:		
Cash and short-term cash investments	€ 70,393	€ 55,660
Accounts receivable trade, net of allowance for doubtful accounts of €2,187 (€2,124 in 2001)	76,631	78,298
Accounts receivable, affiliates	1,212	1,714
Restricted cash and cash in escrow	3,341	1,251
Program rights inventory, current	100,641	116,665
Other current assets	30,544	30,997
Total current assets	282,762	284,585
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	34,757
Goodwill and intangible assets, net of accumulated amortization	97,971	101,322
Program rights inventory, non-current	71,705	79,659
Deferred financing cost, net of accumulated amortization	7,753	7,411
Investments in and advances to unconsolidated subsidiaries, net	189,227	183,699
Investments in equity securities	13,986	13,926
Notes receivable	1,982	812
Other assets	1,261	2,448
Total assets	€ 702,633	€ 708,619
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	€ 27,216	€ 31,942
Accrued expenses	60,787	71,726
Program rights payable, current	66,935	69,424
Notes payable, current	1,925	1,405
Current portion of long-term debt	3,430	3,477
Deferred income, current	19,661	18,526
Total current liabilites	179,954	196,500
Program rights payable, non-current	21,937	31,934
7% convertible subordinated notes due 2004	84,260	86,039
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,827	20,207
Deferred income, non-current	2,004	-
Other non-current liabilities	8,065	7,442
Minority interests	17,953	16,362
Shareholders' equity:		
Common Shares (authorized 75,000, issued 28,351 at par value € 2.00)	56,703	56,703
Additional paid-in capital	616,845	616,845
Accumulated deficit	(439,295)	(459,222)
Unearned compensation	(828)	(621)
Treasury Shares at cost (18 Common Shares)	(502)	(502)
Other comprehensive income	710	1,932
Total shareholders' equity	233,633	215,135
Total liabilities and shareholders' equity	€ 702,633	€ 708,619

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(in thousands of euro, except share and per share data)

	Three months ended March 31, 2001	2002
Net revenue	€ 106,466	€ 107,021
Operating expenses:		
Station operating expenses	88,556	88,400
Selling, general and administrative expenses	25,640	22,426
Corporate expenses	3,770	2,592
Non-cash compensation	368	207
Depreciation	4,155	3,383
Amortization	4,043	2,104
Total operating expenses	126,532	119,112
Operating loss	(20,066)	(12,091)
Equity in loss of unconsolidated subsidiaries	(6,579)	(1,548)
Interest income	1,149	322
Interest expense	(4,675)	(7,059)
Foreign exchange gain (loss), net	1,679	(1,600)
Other expense, net	(351)	(36)
Loss before income taxes and minority interest	(28,843)	(22,012)
Income taxes	(106)	(123)
Loss before minority interest	(28,949)	(22,135)
Minority interest in losses	2,524	2,208
Net loss	€ (26,425)	€ (19,927)
Net loss per common share, basic and diluted	€ (0.97)	€ (0.70)
Average common shares outstanding (in thousands)	27,107	28,333

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of euro)

	Three months ended March 31, 2001	2002
	(unaudited)	
Cash flows from operating activities:		
Net loss	€ (26,425)	€ (19,927)
Adjustments to reconcile net loss to net cash used in operating activities:		
Revenue recorded in exchange for equity investments	(3,441)	(2,066)
Non-cash compensation	368	207
Depreciation and amortization	8,198	5,487
Equity in loss of unconsolidated subsidiaries	6,579	1,548
Non-cash interest expense	246	354
Unrealized exchange(gain) loss on long-term debt	(3,814)	1,915
Minority interest in losses	(2,524)	(2,208)
Changes in operating assets and liabilities, net of amounts acquired:		
Accounts receivable	(4,170)	(1,108)
Program rights inventory, net	(1,518)	(10,656)
Other current assets	(1,070)	(682)
Other non-current assets	3,058	321
Accounts payable and accrued expenses	(174)	14,001
Deferred income	2,551	1,858
Other liabilities	1,503	772
Cash used in operating activities	(20,633)	(10,184)
Cash flows from investing activities:		
Cash capital expenditures	(2,480)	(2,948)
Cash invested in equity securities	(1,501)	-
Payment for purchase of acquired business, net of cash acquired	(1,173)	(2,979)
Cash used in investing activities	(5,154)	(5,641)
Cash flows from financing activities:		
Net change in short-term borrowings	2,361	(620)
Net change in restricted cash and cash in escrow	281	2,120
Payment of long term debt	(19)	(122)
Payment of capital lease obligations	(164)	(168)
Cash provided by financing activities	2,459	1,210
Effect of exchange rate changes on short-term cash investments	2,747	(118)
Net change in short-term cash investments	(20,581)	(14,733)
Cash and short-term cash investments, beginning of period	85,319	70,393
Cash and short-term cash investments, end of period	€ 64,738	€ 55,660

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of euro)

	Common Shares	Additional Paid-In Capital	Accumu-lated Deficit	Unearned Compen-sation	Treasury Stock	Other Comprehensive Income	Total
Balance at December 31, 2000	37,003	601,319	(325,470)	(3,561)	(67)	(8,578)	300,6
Issuance of 866,013 common shares in connection with TV10 acquisition	1,356	26,171					27,5
Issuance of 181,818 common shares in connection with investment in Zenimax	293	4,765					5,0
Exercise of warrants as to 85,000 common shares	137	1,158					1,2
Issuance of 108,082 common shares in connection with investment in ATV	191	1,714					1,9
Purchase of treasury stock 29,000 common shares					(834)		(83
Change of par value of shares to EUR2.00	17,723	(17,723)					
Re-issuance of 14,334 treasury shares		(399)			399		
3,333 share options forfeited		(160)		160			
Amortization of unearned compensation				2,573			2,5
Currency translation adjustment						6,455	6,4
Change in unrecognized gain on short-term investments						2,833	2,8
Net loss			(113,825)				(113,82
Balance at December 31, 2001	56,703	616,845	(439,295)	(828)	(502)	710	233,6
Amortization of unearned compensation				207			2
Currency translation adjustment						1,282	1,2
Change in unrecognized gain on short-term investments						(60)	(6
Net loss			(19,927)				(19,92
Balance at March 31, 2002 (unaudited)	56,703	616,845	(459,222)	(621)	(502)	1,932	215,1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The accompanying unaudited consolidated financial statements have been prepared for the three months ended March 31, 2001 and 2002, in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. For further information, refer to the consolidated financial statements for the year ended December 31, 2001, and related notes thereto.

The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the euro, in substitution for the national currencies of the member states of the European Union that adopt the euro. The euro was introduced and foreign exchange operations in the euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified and elected to participate in the euro. Of the countries we broadcast in or into, only four elected to participate: Belgium, The Netherlands, Finland and Greece. We do not believe that we have been or will be materially affected by the introduction of the euro. Through December 31, 2001, our reporting currency has been US dollar. However, from January 1, 2002, we will report in euro, which is the functional currency of some of our major operating entities. We believe this change will significantly reduce the foreign exchange exposure on reported revenues and earnings.

Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year which includes the summer holiday schedule (typically July and August) and highest during the fourth quarter of each calendar year.

Note 1 – Recent Developments

Greece

Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully until the current licensing process, initiated by the Greek Ministry of Press and Mass Media (the "Greek Ministry"), is finalized. On March 14, 2001, Lampsi submitted an application for a radio license in accordance with the license tender procedures. On March 27, 2001, the Greek Ministry ordered Lampsi, as well as a number of other radio stations, to suspend their operations, effective immediately, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority in connection with the commencement of operation of the new Athens International Airport (the "Greek Order"). SBS believed that Lampsi had been in compliance in all material respects with relevant Greek radio laws and regulations and sought injunction before the Greek courts to annul this order and renew the permit of Lampsi to continue to broadcast. Additionally, SBS submitted an application for a new license as part of a tender process organized by the relevant broadcasting authority, the National Radio and Television Council (the "NRTC"). On March 13, 2002, the Ministry of Press and Mass Media confirmed a recommendation by the NRTC to grant Lampsi a broadcasting license under the terms of the license tender process. Lampsi resumed on-air operations on March 19, 2002 and in April 2002, we paid the remaining 40% of the purchase price for Lampsi.

Austria

On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. We paid approximately $3.2 million of cash and issued 108,082 of our common shares in consideration for the 20% interest in ATV. On April 18,

2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totaling ATS 55,005,000 (€4,000,000) held by certain other ATV shareholders. On April 26, 2002, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there are currently no outstanding subordinated loans to ATV subject to our conversion right. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

Hungary

On May 14, 2002 we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for MTM-SBS Televizio Rt. ("TV2"), the television station which we own together with MTM Kommunikacios Rt. ("MTM"). As part of this transaction, we acquired, for $225,000 (€258,000), Concorde Media Beteilgungs GmbH's ownership interest in MTM Productions. In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $4,275,000 (€4,900,000) less a post-closing adjustment based on the level of net debt within MTM Productions at the closing date.

At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of $3,300,000 (€3,785,000) to Albene, with the ability to make a further payment of $5,000,000 (€5,735,000), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

Poland

On May 31, 2002, we entered into a heads of agreement to sell our 33% equity stake in TVN Sp.z.o.o., a leading Polish television broadcaster ("TVN"), to International Trading and Investment Holdings S.A. ("ITI") for total consideration of $150 million in cash and 666,666 of our common shares currently owned by ITI. The transactions are conditional upon, and are intended to be financed primarily from, the proceeds of ITI's planned initial public offering of shares on the Warsaw Stock Exchange, which is currently expected to close in July 2002. The heads of agreement provides that upon the completion of ITI's initial public offering, ITI will pay us $100 million in cash if at least $100 million in ITI shares are sold in the offering, and the remaining $50 million in cash within two years under put and call option. If less than $100 million in ITI shares are sold in the initial public offering, ITI will immediately pay us a cash amount equal to two-thirds of the proceeds of the offering (the "First Payment"), but not less than $50 million. In such event, ITI will pay us an additional cash amount equal to the difference between $100 million and the First Payment within one year through put and call options, and a further $50 million within two years through put and call options. The option price for all amounts not paid upon the closing of ITI's initial public offering will bear a premium accruing at six-month LIBOR plus 275 basis points. We will initially transfer to ITI between approximately 10% and 23% of TVN (depending on the amount of cash paid by ITI to us upon the closing of the offering), with the remaining TVN shares owned by us to be transferred to ITI under the put and call arrangements on a pro rata basis upon ITI's payment of amounts owed to us at the time of the transfer. ITI will also transfer to us the 666,666 of our common shares that ITI received as part of the consideration paid by us to ITI when we purchased our 33% indirect interest in TVN in July 2000. In addition to the closing of ITI's initial public offering, the transactions are conditional upon the conclusion of definitive documentation and certain other conditions.

Note 2 – Restructuring Expenses

During the third and fourth quarter of 2001 the Company initiated a restructuring of its businesses and corporate offices in order to position itself for upcoming challenges in the European television and radio markets. The long-term strategy is to improve margin levels and cost efficiency, through a restructuring and centralization of play-out facilities, distribution and other technical services and streamlining the organization by reducing staffing of all functions to a minimum. In addition, due to the recession in the Internet industry, the Company decided to divest its equity interests in this segment and minimize its New Media activities.

In total the Company entered into termination agreements with a total of 69 employees in third quarter and 96 employees in fourth quarter of 2001. The table below summarizes the restructuring related cost charged to the consolidated statement of operations in 2001 (in thousands).

	Total restructuring expense	Paid during 2001	Paid during three months to March 31, 2002	Accrued at March 31, 2002
Termination benefits	€ 8,603	€ 4,211	€3,017	€ 1,375
Asset impairment losses	2,896	2,896	0	0
Other	1,061	436	525	100
Total	€12,560	€ 7,543	€3,542	€ 1,475

Note 3 – Goodwill and Other Intangible Assets

The Company has applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assts with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company currently evaluates goodwill for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which does not indicate an impairment.

The following table presents the pro forma results of operations as if the Company had applied FAS 142 from January 1, 2001.

	Three months ended March 31, 2001	2002
Reported net loss........................	€ (26,425)	€ (19,927)
Add back:		
Goodwill amortization.................	1,639	
Goodwill amortization included in equity in income of unconsolidated subsidiaries	2,336	
Adjusted net loss........................	€ (22,450)	€ (19,927)
Adjusted net loss per common share, basic and diluted......................	€ (0.83)	€ (0.70)

Note 4 - Segment Reporting

		Three months ended March 31, 2001	2002
		(in thousands of euro)	
Television Operations			
Net revenues:			
TV Norge	(in Norway)	€ 10,931	€ 11,066
Kanal 5	(in Sweden)	15,301	14,572
TV Denmark 1 and 2	(in Denmark)	12,067	9,453
VT 4	(in Belgium)	13,012	11,136
SBS6 and NET5	(in The Netherlands)	32,075	33,930
V8	(in The Netherlands)	-	3,947
TV 2	(in Hungary)	11,221	12,203
Prima TV	(in Romania)	762	-
Other		943	1,794
Total net revenues		96,312	98,101
Station operating expenses		84,765	84,792
Selling, general and administrative expenses		20,929	18,344
Depreciation		3,692	2,902
Amortization		3,434	1,799
Total operating expenses		112,820	107,837
Loss from operations		€ (16,508)	€ (9,736)
Radio Operations			
Net revenues:			
Denmark		€ 2,702	€ 2,981
Sweden		2,198	1,946
Finland		2,991	2,631
Greece		551	-
Total net revenues		8,442	7,558
Station operating expenses		3,661	3,443
Selling, general and administrative expenses		4,230	3,930
Depreciation		414	442
Amortization		609	305
Total operating expenses		8,914	8,120
Loss from operations		€ (472)	€ (562)
New Media Operations			
Net revenues:			
VT4 Network		€ 112	€ 447
Other		1,600	915
Total net revenues		1,712	1,362
Station operating expenses		130	165
Selling, general and administrative expenses		481	152
Depreciation		49	39
Total operating expenses		660	356
Income from operations		€ 1,052	€ 1,006
Consolidated			
Net revenues		€ 106,466	€ 107,021
Loss from operating segments		(15,928)	(9,292)
Corporate expenses		(3,770)	(2,592)
Non-cash compensation		(368)	(207)
Loss from operations		€ (20,066)	€ (12,091)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2002

SBS BROADCASTING S.A.

By: ______________________
Name: Michael Finkelstein
Title: Vice Chairman &
Chief Executive Officer